GENTOR RESOURCES INC.

Suite 7070, 1 First Canadian Place

100 King Street West, Toronto, Ontario, M5X 1E3, Canada

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

GENTOR RESOURCES INC. FOR USE AT THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2022

The undersigned shareholder(s) of GENTOR RESOURCES INC. (the "Company") hereby appoint(s) in respect of all of his or her shares of the Company, Donat K. Madilo, Chief Financial Officer of the Company, or failing him, Geoffrey G. Farr, Corporate Secretary of the Company, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Company to be held on the 29th day of June, 2022, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. On the election of the following nominees as directors of the Company, as described in the Company's management information circular dated May 27, 2022 (the "Circular").

	VOTE FOR	WITHHOLD VOTE
Arnold T. Kondrat	☐	☐
Richard J. Lachcik	☐	☐
William R. Wilson	☐	☐

2. VOTE FOR ☐ WITHHOLD VOTE ☐ on reappointing Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company.

3. VOTE FOR ☐ AGAINST ☐ the ordinary resolution reapproving the Company's Stock Option Plan, as required pursuant to the rules of the TSX Venture Exchange.

4. VOTE FOR ☐ AGAINST ☐ the special resolution authorizing the consolidation of the issued and outstanding common shares of the Corporation by changing each two (2) common shares of the Company into one (1) common share of the Company (the "Share Consolidation"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation, as described in the Circular.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the                      day of                                            , 2022.

_________________________________________
Signature of Shareholder(s)

_________________________________________
Print Name

(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.  The proxy ceases to be valid one year from its date.

(2) Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made.  The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O TSX TRUST COMPANY, 301 - 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 27TH DAY OF JUNE, 2022, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.